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Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON TO DISCONTINUE DUAL LISTING

CALGARY, June 21, 2010 – Compton Petroleum Corporation (TSX - CMT) announced today that effective Friday, June 25, 2010, its common shares will discontinue trading on the New York Stock Exchange (the "NYSE"). The Corporation's common shares will continue to trade on the Toronto Stock Exchange (the "TSX") under the symbol CMT as will its warrants under the symbol CMT.WT.

As financial markets have become significantly more global and liquid, the benefits of a multiple listing have been reduced while substantially adding to Compton's costs. As a result, the Board has concluded that it is in the best interests of the Corporation and its shareholders to delist from the NYSE under the current circumstances. In reaching this decision, the Board assessed the option of a reverse split of Compton's common shares to meet the NYSE's price requirement (that a company's common stock trade at a minimum average closing price of US$1.00 per share during any consecutive 30-day trading period) and determined that it is not in the best interests of shareholders to effect a share consolidation.

"We've achieved considerable success over the past year in: reducing our debt levels by approximately 50%, assuming the $150 million proceeds from our recently announced asset sales are applied to debt; and improving operational performance through better drilling results and lower operational costs," said Tim Granger, President and Chief Executive Officer. "We are executing on our strategic plan and increasing return on investment. Though we cannot control our stock price, we believe that the market will recognize the results of our actions that have created a stronger company with substantial potential for growth."

Following delisting, Compton will continue to file or furnish reports with the SEC. However, the Corporation also announced that it intends at a future date, when permitted under SEC rules, to terminate the registration of its common shares with the SEC.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its NYSE listing. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Gething/Rock Creek sands at Niton and Gilby in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com